UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

REGULUS THERAPEUTICS INC.
(Name of Subject Company (Issuer))

REDWOOD MERGER SUB INC.

(Offeror)
an indirect wholly owned subsidiary of

NOVARTIS AG

(Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person) )

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75915K309

(CUSIP Number of Class of Securities)

Karen L. Hale

Chief Legal and Compliance Officer

Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Kerry S. Burke, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this tender offer statement on Schedule TO are being filed by Novartis AG, a company organized under the laws of Switzerland (“Novartis”), and Redwood Merger Sub Inc., a Delaware corporation (“Purchaser”), an indirect wholly owned subsidiary of Novartis, in connection with a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of Regulus Therapeutics Inc., a Delaware corporation (“Regulus”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2025, by and among Novartis, Purchaser and Regulus (the “Merger Agreement”).

Important Information about the Tender Offer

This document is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. The tender offer for the outstanding Shares described in this communication has not commenced. At the time the tender offer is commenced, Novartis and Purchaser will file, or will cause to be filed, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the U.S. Securities and Exchange Commission (the “SEC”), and Regulus will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

An offer to purchase the Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related offer documents filed as a part of the Schedule TO. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser and Regulus with the SEC will be available at no charge on the SEC’s website at www.sec.gov or by directing such requests to the information agent for the offer, which will be named in the tender offer statement. The offer to purchase and related materials also may be obtained for free under the “Investors – Financial Data” section of Novartis’s website at https://www.novartis.com/investors/financial-data/sec-filings. The solicitation/recommendation statement also may be obtained for free under the “Investors” section of Regulus’s website at ir.regulusrx.com/overview. In addition, Regulus files annual, quarterly and current reports and other information, and Novartis files annual reports and other information with the SEC, which are also available to the public at no charge at www.sec.gov.

Forward-Looking Statements

This communication contains statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Novartis’s proposed acquisition of Regulus. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for farabursen, regarding the proposed acquisition of Regulus and the expected timetable for completing the proposed acquisition, the benefits sought to be achieved in the proposed acquisition, or regarding potential future revenues from farabursen. You should not place undue reliance on these statements. Such forward-looking statements are based on Novartis’s current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that farabursen clinical trials will be successful, that farabursen will be submitted for marketing approval or approved for sale or, if approved, receive approval for any additional indications or labeling, in any market, or at any particular time, nor can there be any guarantee that, if approved, farabursen will be commercially successful in the future. Neither can there be any guarantee that the conditions to the closing of the proposed acquisition will be satisfied on the expected timetable or at all or that the expected benefits or synergies from this transaction will be achieved in the expected timeframe, or at all. In particular, expectations regarding farabursen or the transaction described in this communication could be affected by, among other things, the timing of the offer and the satisfaction of customary closing conditions, including the tender of a majority of the outstanding Shares and the receipt of regulatory approvals on acceptable terms or at all; the risk that competing offers or acquisition proposals will be made; uncertainty as to whether the milestone associated with the contingent value right (“CVR”) will be achieved and that holders of CVRs will receive payments in respect thereof; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on Novartis and/or Regulus’s businesses, including their relationships with employees, business partners or governmental entities; the risk that the offer or the merger may be more expensive to complete than anticipated; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the offer, the merger or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate and currency exchange rate fluctuations; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s and Regulus’s filings and reports with the SEC, including Novartis AG’s Annual Report on Form 20-F for the year ended December 31, 2024, Regulus’s Annual Report on Form 10-K for the year ended December 31, 2024 and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov. Novartis is providing the information in this communication as of this date and Novartis does not undertake any obligation to update any forward-looking statements contained in this communication as a result of new information, future events or otherwise, except to the extent required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Novartis AG, dated April 30, 2025.
99.2	LinkedIn post from Aharon (Ronny) Gal, Ph.D., Chief Strategy & Growth Officer of Novartis AG, dated April 30, 2025.
99.3	Novartis AG employee intranet post, dated April 30, 2025.